VUniverse, Inc.
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2020	For the Period April 22, 2019 (Inception) to December 31, 2019
Revenue	$ -	$ 790
Cost of Goods Sold	-	2,793
Gross Loss:	$ -	$ (2,003)
Expenses:		
Payroll	169,841	264,609
Professional fees	42,537	34,362
Product development	62,164	198,335
Advertising & Marketing	9,284	31,341
General & Administrative	7,905	9,539
Travel	5,482	7,773
Rent expense	13,528	23,958
Utilities	852	574
Insurance	115	-
Franchise tax expense	507	-
Total operating expenses	312,215	570,491
Grant	(5,000)	-
PPP Loan Forgiven	(74,237)	-
Total Other (income) and expenses	(79,237)	-
Total expenses	232,978	570,491
Net loss	$ (232,978)	$ (572,494)